STACKERS INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2022

(Unaudited)

Stackers Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1010 Mercury Checking...1724	474.18
1012 Mercury Checking...2705	8.20
1013 Mercury Checking...9322	38,683.18
1014 Mercury Checking...7151	885,527.01
1015 Mercury Checking...4506	2,052.62
Total 1000 Cash	**926,745.19**
1030 PayPal Bank	377.71
1040 Stripe	1,958.58
1050 TransferWise - USD	624.08
1060 TransferWise - EUR	-301.93
Total Bank Accounts	**$929,403.63**
Other Current Assets	
1280 Prepaid Costs - Stackers, BV	102,972.00
1450 Clearing Account	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$102,972.00**
Total Current Assets	**$1,032,375.63**
Fixed Assets	
1500 Fixed Assets	
1550 Equipment	0.00
1580 Accumulated Depreciation	0.00
Total 1500 Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
1900 Investment in Subsidiary	
1901 Stack, LLC - GE	3,100.00
1902 Stackers, BV - NL	149,539.32
Total 1900 Investment in Subsidiary	**152,639.32**
500 Startups Amount Withheld	0.00
Total Other Assets	**$152,639.32**
TOTAL ASSETS	**$1,185,014.95**

Stackers Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2100 Deferred Revenue	0.00
2200 Loan Payable Current	11.01
Total Other Current Liabilities	**$11.01**
Total Current Liabilities	**$11.01**
Total Liabilities	**$11.01**
Equity	
3050 Common Stock	
3051 David Gavasheli	22.40
3052 Zviad Sichinava	17.40
3053 Vasil Gubadze	17.40
3054 Giorgi Laliashvili	17.40
3055 Irakli Pkhakadze	15.40
Total 3050 Common Stock	**90.00**
3400 Sharesholder's Contribution	
3401 360 Lab Innovation Group	110,259.45
3402 500 Startups V, L.P.	150,000.00
3403 Berlin Innovation Ventures 1 GmbH	600,000.48
3404 Charlie Songhurst	100,000.16
3405 Circlecove Capital, LTD	225,002.46
3406 Givc Tech Limited	150,000.00
3407 JSC Digital Area	55,000.00
3408 Peak Capital IV	324,991.00
3409 Telefonica Open Innovation, S.L.	100,000.16
3410 Zemu Ventures	299,976.00
3411 Seed Round	100,000.00
Total 3400 Sharesholder's Contribution	**2,215,229.71**
3500 Retained Earnings	-383,572.75
Net Income	-646,743.02
Total Equity	**$1,185,003.94**
TOTAL LIABILITIES AND EQUITY	**$1,185,014.95**

Stackers Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1010 Mercury Checking...1724	198.07
1012 Mercury Checking...2705	8.20
1013 Mercury Checking...9322	720.63
1014 Mercury Checking...7151	0.00
1015 Mercury Checking...4506	0.00
Total 1000 Cash	**926.90**
1030 PayPal Bank	0.00
1040 Stripe	3,242.62
1050 TransferWise - USD	0.00
1060 TransferWise - EUR	-301.93
Total Bank Accounts	**$3,867.59**
Other Current Assets	
1280 Prepaid Costs - Stackers, BV	-176,514.00
1450 Clearing Account	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$ -176,514.00**
Total Current Assets	**$ -172,646.41**
Fixed Assets	
1500 Fixed Assets	
1550 Equipment	0.00
1580 Accumulated Depreciation	0.00
Total 1500 Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
1900 Investment in Subsidiary	
1901 Stack, LLC - GE	3,100.00
1902 Stackers, BV - NL	149,539.32
Total 1900 Investment in Subsidiary	**152,639.32**
500 Startups Amount Withheld	0.00
Total Other Assets	**$152,639.32**
TOTAL ASSETS	**$ -20,007.09**

Stackers Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2100 Deferred Revenue	0.00
2200 Loan Payable Current	11.01
2300 Due to from Transferwise	-132,316.08
Total Other Current Liabilities	**$ -132,305.07**
Total Current Liabilities	**$ -132,305.07**
Total Liabilities	**$ -132,305.07**
Equity	
3050 Common Stock	
3051 David Gavasheli	22.40
3052 Zviad Sichinava	17.40
3053 Vasil Gubadze	17.40
3054 Giorgi Laliashvili	17.40
3055 Irakli Pkhakadze	15.40
Total 3050 Common Stock	**90.00**
3400 Sharesholder's Contribution	
3401 360 Lab Innovation Group	110,259.45
3402 500 Startups V, L.P.	150,000.00
3403 Berlin Innovation Ventures 1 GmbH	589,850.48
3404 Charlie Songhurst	100,000.16
3405 Circlecove Capital, LTD	225,002.46
3406 Givc Tech Limited	150,000.00
3407 JSC Digital Area	55,000.00
3408 Peak Capital IV	324,991.00
3409 Telefonica Open Innovation, S.L.	100,000.16
3410 Zemu Ventures	299,976.00
3411 Seed Round	100,000.00
Total 3400 Sharesholder's Contribution	**2,205,079.71**
3500 Retained Earnings	-1,030,315.77
Net Income	-1,062,555.96
Total Equity	**$112,297.98**
TOTAL LIABILITIES AND EQUITY	**$ -20,007.09**

Stackers Inc.

Profit and Loss

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021
Income							
4000 Revenue	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4010 Monthly Subscriptions	680.00	601.00	689.23	587.70	675.75	511.55	496.01
4011 Yearly Subscriptions	326.50	362.17	401.12	390.66	387.71	413.80	429.57
4012 LTD Subscriptions	1,287.00	792.00	188.19		94.34		
4013 Donations	34.00						
Total 4000 Revenue	**2,327.50**	**1,755.17**	**1,278.54**	**978.36**	**1,157.80**	**925.35**	**925.58**
PayPal Sales							
Revenue vs Subscriptions (Diff)	-725.72	-297.87					83.36
Total Income	**$1,601.78**	**$1,457.30**	**$1,278.54**	**$978.36**	**$1,157.80**	**$925.35**	**$1,008.94**
Cost of Goods Sold							
5000 Cost of Goods Sold							
5020 Merchant Fees							
5021 PayPal Fees	0.00	0.00	0.00		0.00		
5022 Stripe Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total 5020 Merchant Fees	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
5030 Shipping				601.00			
Total 5000 Cost of Goods Sold	**0.00**	**0.00**	**0.00**	**601.00**	**0.00**	**0.00**	**0.00**
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**	**$601.00**	**$0.00**	**$0.00**	**$0.00**
GROSS PROFIT	**$1,601.78**	**$1,457.30**	**$1,278.54**	**$377.36**	**$1,157.80**	**$925.35**	**$1,008.94**
Expenses							
6100 Marketing Expenses							
6110 Advertising	90.00	40.00	276.21	70.00			375.00
6111 Facebook	42.66		139.30	157.95	62.71		
6113 LinkedIn							1,339.06
Total 6110 Advertising	**132.66**	**40.00**	**415.51**	**227.95**	**62.71**		**1,714.06**
Total 6100 Marketing Expenses	**132.66**	**40.00**	**415.51**	**227.95**	**62.71**		**1,714.06**
6300 R&D							
6320 Software Development Service				181.02			
6350 Software Development Costs							
6351 Stack, LLC - GE							
6352 Stakers, BV - NL							
Total 6350 Software Development Costs							
Total 6300 R&D				**181.02**			
6400 Office & Admin Expense							
6410 Bank Service Charges		0.01	457.40	1.10			7.50

Stackers Inc.

Profit and Loss

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021
6460 Dues & Subscriptions							
6461 Typeform	37.00	36.33	36.31	35.43	36.45	36.80	35.65
6462 Mixpanel, Inc	13.00	15.00	26.00				
6463 ClickUp	-74.10						
6464 Google Pay	77.19	319.35	245.40	114.44	125.87	95.15	94.54
6465 Google Play							
Total 6460 Dues & Subscriptions	**53.09**	**370.68**	**307.71**	**149.87**	**162.32**	**131.95**	**130.19**
6510 Licenses and Permits							
6570 SaaS Service				26.51			
6580 Software < $1,000						250.00	15.00
6582 Intercom	99.00						
6583 MongoDB Cloud	96.48	48.29					
6584 Notion Labs, Inc	5.00						
6585 Quaderno	49.00						
6586 QuickBooks	40.00	40.00	40.00	40.00	40.00	40.00	40.00
6589 Tapfiliate	69.00						
6590 Webflow	20.00		40.00	20.00	20.00	20.00	20.00
6591 Whereby		99.90			81.46		
6592 Yesware, Inc	19.00						
6593 Cloudflare	5.00	5.00	5.00	5.00	5.00	5.00	5.00
6594 Github		42.06	36.95	142.80	90.76	60.64	107.30
6595 Discord Inc	55.36	55.36	55.36	55.36	55.36	55.36	55.36
6596 Amazon							897.20
6597 Segment.com							
6598 Superhuman							30.00
6599 Summit			108.26	-108.26			
Total 6580 Software < $1,000	**457.84**	**290.61**	**285.57**	**154.90**	**292.58**	**431.00**	**1,169.86**
Total 6400 Office & Admin Expense	**510.93**	**661.30**	**1,050.68**	**332.38**	**454.90**	**562.95**	**1,307.55**
6600 Professional Services & Consul.							
6610 Accounting / Finance		1,629.00	239.50	239.50	239.50	239.50	239.50
6640 Legal Fees	1,774.57						
6660 Other Consultants						125.00	
6670 Contractors	116.97						
Total 6600 Professional Services & Consul.	**1,891.54**	**1,629.00**	**239.50**	**239.50**	**239.50**	**364.50**	**239.50**
6900 Employee Development							
6910 Education							
Total 6900 Employee Development							
6941 Events						249.12	
Total Expenses	**$2,535.13**	**$2,330.30**	**$1,705.69**	**$980.85**	**$757.11**	**$1,176.57**	**$3,261.11**
NET OPERATING INCOME	**$ -933.35**	**$ -873.00**	**$ -427.15**	**$ -603.49**	**$400.69**	**$ -251.22**	**$ -2,252.17**

Stackers Inc.

Profit and Loss

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021
Other Expenses							
Unrealized Gain or Loss	0.00	0.00	0.00	0.00	0.00	0.00	0.00
8000 Taxes & Licenses		450.00	20.00		20.00	50.00	
8050 Exchange Gain or Loss							
Total Other Expenses	**$0.00**	**$450.00**	**$20.00**	**$0.00**	**$20.00**	**$50.00**	**$0.00**
NET OTHER INCOME	**$0.00**	**$ -450.00**	**$ -20.00**	**$0.00**	**$ -20.00**	**$ -50.00**	**$0.00**
NET INCOME	**$ -933.35**	**$ -1,323.00**	**$ -447.15**	**$ -603.49**	**$380.69**	**$ -301.22**	**$ -2,252.17**

Stackers Inc.

Profit and Loss

January - December 2021

	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Income						
4000 Revenue	0.00	0.00	0.00	0.00	3,626.64	$3,626.64
4010 Monthly Subscriptions	387.76	436.09	536.13	508.20		$6,109.42
4011 Yearly Subscriptions	468.69	495.02	520.12	517.29		$4,712.65
4012 LTD Subscriptions	282.03			384.64		$3,028.20
4013 Donations						$34.00
Total 4000 Revenue	**1,138.48**	**931.11**	**1,056.25**	**1,410.13**	**3,626.64**	**$17,510.91**
PayPal Sales					198.00	$198.00
Revenue vs Subscriptions (Diff)	177.19	18.76	130.45	49.60		$ -564.23
Total Income	**$1,315.67**	**$949.87**	**$1,186.70**	**$1,459.73**	**$3,824.64**	**$17,144.68**
Cost of Goods Sold						
5000 Cost of Goods Sold						$0.00
5020 Merchant Fees					11.60	$11.60
5021 PayPal Fees	0.00			0.00	10.58	$10.58
5022 Stripe Fees	0.00	0.00	0.00	0.00	7.28	$7.28
Total 5020 Merchant Fees	**0.00**	**0.00**	**0.00**	**0.00**	**29.46**	**$29.46**
5030 Shipping						$601.00
Total 5000 Cost of Goods Sold	**0.00**	**0.00**	**0.00**	**0.00**	**29.46**	**$630.46**
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$29.46**	**$630.46**
GROSS PROFIT	**$1,315.67**	**$949.87**	**$1,186.70**	**$1,459.73**	**$3,795.18**	**$16,514.22**
Expenses						
6100 Marketing Expenses						$0.00
6110 Advertising		499.00	157.21			$1,507.42
6111 Facebook						$402.62
6113 LinkedIn	-1,339.06					$0.00
Total 6110 Advertising	**-1,339.06**	**499.00**	**157.21**			**$1,910.04**
Total 6100 Marketing Expenses	**-1,339.06**	**499.00**	**157.21**			**$1,910.04**
6300 R&D						$0.00
6320 Software Development Service						$181.02
6350 Software Development Costs						$0.00
6351 Stack, LLC - GE					50,000.00	$50,000.00
6352 Stakers, BV - NL		293,640.78	40,215.00	72,348.00	39,710.00	$445,913.78
Total 6350 Software Development Costs		**293,640.78**	**40,215.00**	**72,348.00**	**89,710.00**	**$495,913.78**
Total 6300 R&D		**293,640.78**	**40,215.00**	**72,348.00**	**89,710.00**	**$496,094.80**
6400 Office & Admin Expense						$0.00
6410 Bank Service Charges	1,563.99		3.41			$2,033.41

Stackers Inc.

Profit and Loss

January - December 2021

	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
6460 Dues & Subscriptions				2,800.00	55.36	$2,855.36
6461 Typeform	35.77	41.14	52.07	52.10	50.91	$485.96
6462 Mixpanel, Inc						$54.00
6463 ClickUp						$ -74.10
6464 Google Pay	99.29					$1,171.23
6465 Google Play		104.43	102.83	102.89	106.94	$417.09
Total 6460 Dues & Subscriptions	**135.06**	**145.57**	**154.90**	**2,954.99**	**213.21**	**$4,909.54**
6510 Licenses and Permits	118.98					$118.98
6570 SaaS Service		24.30			23.40	$74.21
6580 Software < $1,000				766.39	770.00	$1,801.39
6582 Intercom						$99.00
6583 MongoDB Cloud						$144.77
6584 Notion Labs, Inc						$5.00
6585 Quaderno						$49.00
6586 QuickBooks	50.00	50.00	50.00	50.00	99.02	$579.02
6589 Tapfiliate						$69.00
6590 Webflow	20.00	20.00	20.00	20.00	20.00	$240.00
6591 Whereby						$181.36
6592 Yesware, Inc						$19.00
6593 Cloudflare	5.00	5.00	5.00	5.00	5.00	$60.00
6594 Github	77.38	50.00	50.44	60.32	173.16	$891.81
6595 Discord Inc	55.36	55.36	55.36	55.36		$608.96
6596 Amazon	1,070.69	968.73				$2,936.62
6597 Segment.com		90.00	90.00	96.00	96.00	$372.00
6598 Superhuman	30.00	30.00	30.00	30.00	30.00	$180.00
6599 Summit						$0.00
Total 6580 Software < $1,000	**1,308.43**	**1,269.09**	**300.80**	**1,083.07**	**1,193.18**	**$8,236.93**
Total 6400 Office & Admin Expense	**3,126.46**	**1,438.96**	**459.11**	**4,038.06**	**1,429.79**	**$15,373.07**
6600 Professional Services & Consul.						$0.00
6610 Accounting / Finance	239.50	479.00		958.00	479.00	$4,982.00
6640 Legal Fees			122,287.25	3,924.61	6,349.50	$134,335.93
6660 Other Consultants						$125.00
6670 Contractors	1,425.85	1,967.86	2,206.75		3,284.68	$9,002.11
Total 6600 Professional Services & Consul.	**1,665.35**	**2,446.86**	**124,494.00**	**4,882.61**	**10,113.18**	**$148,445.04**
6900 Employee Development						$0.00
6910 Education			599.00			$599.00
Total 6900 Employee Development			**599.00**			**$599.00**
6941 Events						$249.12
Total Expenses	**$3,452.75**	**$298,025.60**	**$165,924.32**	**$81,268.67**	**$101,252.97**	**$662,671.07**
NET OPERATING INCOME	**$ -2,137.08**	**$ -297,075.73**	**$ -164,737.62**	**$ -79,808.94**	**$ -97,457.79**	**$ -646,156.85**

Stackers Inc.

Profit and Loss

January - December 2021

	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Other Expenses						
Unrealized Gain or Loss	0.00	0.00	0.00	0.00	0.00	$0.00
8000 Taxes & Licenses						$540.00
8050 Exchange Gain or Loss	46.17					$46.17
Total Other Expenses	**$46.17**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$586.17**
NET OTHER INCOME	**$ -46.17**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -586.17**
NET INCOME	**$ -2,183.25**	**$ -297,075.73**	**$ -164,737.62**	**$ -79,808.94**	**$ -97,457.79**	**$ -646,743.02**

Stackers Inc.

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022
Income						
4000 Revenue	1,415.66	953.40	1,226.40	772.80	885.93	746.24
Total Income	**$1,415.66**	**$953.40**	**$1,226.40**	**$772.80**	**$885.93**	**$746.24**
Cost of Goods Sold						
5000 Cost of Goods Sold						
5020 Merchant Fees	13.92	11.92	11.98	12.46		12.20
5022 Stripe Fees	21.91	57.84	75.88	49.56	72.51	44.88
Total 5020 Merchant Fees	**35.83**	**69.76**	**87.86**	**62.02**	**72.51**	**57.08**
Total 5000 Cost of Goods Sold	**35.83**	**69.76**	**87.86**	**62.02**	**72.51**	**57.08**
Total Cost of Goods Sold	**$35.83**	**$69.76**	**$87.86**	**$62.02**	**$72.51**	**$57.08**
GROSS PROFIT	**$1,379.83**	**$883.64**	**$1,138.54**	**$710.78**	**$813.42**	**$689.16**
Expenses						
6100 Marketing Expenses		48.00	10,048.00	10,000.00	58,632.04	14,549.00
6110 Advertising		45.97	50.98			12.00
Total 6100 Marketing Expenses		**93.97**	**10,098.98**	**10,000.00**	**58,632.04**	**14,561.00**
6200 Facilities Expense						
6270 Utilities						
Total 6200 Facilities Expense						
6300 R&D						
6350 Software Development Costs						
6351 Stack, LLC - GE		55,500.00		46,000.00		
6352 Stakers, BV - NL	86,909.16	37,835.36	56,511.07	48,733.06	46,457.29	45,567.26
Total 6350 Software Development Costs	**86,909.16**	**93,335.36**	**56,511.07**	**94,733.06**	**46,457.29**	**45,567.26**
Total 6300 R&D	**86,909.16**	**93,335.36**	**56,511.07**	**94,733.06**	**46,457.29**	**45,567.26**
6400 Office & Admin Expense						
6410 Bank Service Charges			14.51			
6450 Domain Service	14.16	44.94				
6460 Dues & Subscriptions	107.36	209.36	232.28	204.99	120.00	125.00
6461 Typeform	51.05	50.83	123.08	119.72	114.05	116.16
6462 Mixpanel, Inc				2,599.00		
6464 Google Pay		102.48				
6465 Google Play	112.66	116.40	98.74	98.64	99.35	100.80
6466 Google Cloud		1.99	2.26			
6467 DomainAgents		39.90				
6468 Google Email services						
Total 6460 Dues & Subscriptions	**271.07**	**520.96**	**456.36**	**3,022.35**	**333.40**	**341.96**
6570 SaaS Service						22.00

Stackers Inc.

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022
6580 Software < $1,000	55.00	40.00	265.19	83.72	283.87	702.97
6582 Intercom	242.00	249.74	280.00	261.00	231.00	246.00
6583 MongoDB Cloud		38.68	81.80	89.49	86.05	88.22
6584 Notion Labs, Inc				20.00	20.00	
6586 QuickBooks	50.00	50.00	50.00	50.00	50.00	50.00
6590 Webflow	20.00	20.00	20.00	20.00	20.00	20.00
6591 Whereby		6.99	6.99	6.99	156.89	6.99
6593 Cloudflare	5.00	5.00	5.00	5.00	5.00	5.00
6594 Github	63.04	62.00	68.98	83.68	272.48	677.58
6595 Discord Inc				55.36	55.36	55.36
6596 Amazon			418.95	2,275.48		
6597 Segment.com	102.00	114.00	102.00	96.00	84.00	84.00
6598 Superhuman	30.00	30.00	30.00	288.36		
Adobe	43.58	43.58	43.58	43.58	43.58	43.58
Calendly		80.00	80.00	80.00		
Condens			40.00	40.00	40.00	40.00
OpenPhone	10.00	10.00	10.00	10.00	10.00	
QCloud				2.44	2.65	2.77
Roam Research		15.00	15.00	15.00		
Slack				8.00	30.94	16.00
Total 6580 Software < $1,000	**620.62**	**764.99**	**1,517.49**	**3,534.10**	**1,391.82**	**2,038.47**
Total 6400 Office & Admin Expense	**905.85**	**1,330.89**	**1,988.36**	**6,556.45**	**1,725.22**	**2,402.43**
6600 Professional Services & Consul.					3,062.63	
6610 Accounting / Finance	479.00		958.00	3,887.00	479.00	479.00
6640 Legal Fees	160.00			1,200.00		4,231.00
6660 Other Consultants		134.00			747.00	125.00
6670 Contractors	4,971.49	17,502.14	18,994.70	10,668.33	20,507.13	29,367.16
Total 6600 Professional Services & Consul.	**5,610.49**	**17,636.14**	**19,952.70**	**15,755.33**	**24,795.76**	**34,202.16**
6900 Employee Development						
6910 Education		39.99	39.99	39.99	89.99	
Total 6900 Employee Development		**39.99**	**39.99**	**39.99**	**89.99**	
8040 Travel & Ent						
8041 Airfare			4,485.94			
8042 Lodging			2,339.73			
8045 Parking						
Meals & Entertainment						
Total 8040 Travel & Ent			**6,825.67**			
Office Supplies & Software						
Total Expenses	**$93,425.50**	**$112,436.35**	**$95,416.77**	**$127,084.83**	**$131,700.30**	**$96,732.85**
NET OPERATING INCOME	**$ -92,045.67**	**$ -111,552.71**	**$ -94,278.23**	**$ -126,374.05**	**$ -130,886.88**	**$ -96,043.69**
Other Income						
7020 Interest Income						
Total Other Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**

Stackers Inc.

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022
Other Expenses						
Unrealized Gain or Loss	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
NET OTHER INCOME	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
NET INCOME	**$ -92,045.67**	**$ -111,552.71**	**$ -94,278.23**	**$ -126,374.05**	**$ -130,886.88**	**$ -96,043.69**

Stackers Inc.

Profit and Loss

January - December 2022

	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Income							
4000 Revenue	457.80	491.40	646.80	456.99	411.60	3,899.47	$12,364.49
Total Income	**$457.80**	**$491.40**	**$646.80**	**$456.99**	**$411.60**	**$3,899.47**	**$12,364.49**
Cost of Goods Sold							
5000 Cost of Goods Sold							$0.00
5020 Merchant Fees	11.56	11.30	11.68	11.10	11.14	11.36	$130.62
5022 Stripe Fees	31.95	32.31	38.65	45.97	27.25	181.54	$680.25
Total 5020 Merchant Fees	**43.51**	**43.61**	**50.33**	**57.07**	**38.39**	**192.90**	**$810.87**
Total 5000 Cost of Goods Sold	**43.51**	**43.61**	**50.33**	**57.07**	**38.39**	**192.90**	**$810.87**
Total Cost of Goods Sold	**$43.51**	**$43.61**	**$50.33**	**$57.07**	**$38.39**	**$192.90**	**$810.87**
GROSS PROFIT	**$414.29**	**$447.79**	**$596.47**	**$399.92**	**$373.21**	**$3,706.57**	**$11,553.62**
Expenses							
6100 Marketing Expenses	20,148.16	12,574.63	3,004.00	9,081.98	3.98	4.22	$138,094.01
6110 Advertising	398.17		108.00	181.46		46.00	$842.58
Total 6100 Marketing Expenses	**20,546.33**	**12,574.63**	**3,112.00**	**9,263.44**	**3.98**	**50.22**	**$138,936.59**
6200 Facilities Expense							$0.00
6270 Utilities				303.00			$303.00
Total 6200 Facilities Expense				**303.00**			**$303.00**
6300 R&D							$0.00
6350 Software Development Costs							$0.00
6351 Stack, LLC - GE	65,000.00						$166,500.00
6352 Stakers, BV - NL	51,974.44	56,465.48				25,426.15	$455,879.27
Total 6350 Software Development Costs	**116,974.44**	**56,465.48**				**25,426.15**	**$622,379.27**
Total 6300 R&D	**116,974.44**	**56,465.48**				**25,426.15**	**$622,379.27**
6400 Office & Admin Expense							$0.00
6410 Bank Service Charges	545.35					183.92	$743.78
6450 Domain Service	17.16						$76.26
6460 Dues & Subscriptions	140.00	185.00	75.00	-45.00	75.00	75.00	$1,503.99
6461 Typeform	113.18	111.08	108.28	106.33	107.00		$1,120.76
6462 Mixpanel, Inc							$2,599.00
6464 Google Pay		20.56				3.18	$126.22
6465 Google Play	99.50	109.00	107.13				$942.22
6466 Google Cloud							$4.25
6467 DomainAgents							$39.90
6468 Google Email services				104.75	105.94	112.09	$322.78
Total 6460 Dues & Subscriptions	**352.68**	**425.64**	**290.41**	**166.08**	**287.94**	**190.27**	**$6,659.12**
6570 SaaS Service							$22.00

Stackers Inc.

Profit and Loss

January - December 2022

	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
6580 Software < $1,000	110.00	455.09	7,943.75	196.50	191.00	161.22	$10,488.31
6582 Intercom	1,084.16						$2,593.90
6583 MongoDB Cloud	86.99	88.27	87.12	84.17	86.18	83.27	$900.24
6584 Notion Labs, Inc							$40.00
6586 QuickBooks	55.00	55.00	55.00	55.00	55.00	55.00	$630.00
6590 Webflow	20.00	20.00	20.00	20.00	20.00	20.00	$240.00
6591 Whereby	6.99	6.99					$198.83
6593 Cloudflare	5.00	5.00	5.00	5.00	9.17	10.00	$69.17
6594 Github							$1,227.76
6595 Discord Inc	55.36	55.36	55.36	55.36	45.44	49.27	$482.23
6596 Amazon							$2,694.43
6597 Segment.com	78.00	78.00	144.00	144.00	144.00	120.00	$1,290.00
6598 Superhuman							$378.36
Adobe	55.38	55.38	55.38	55.38	55.38	55.38	$593.76
Calendly	10.00	10.00	39.96				$299.96
Condens	40.00	40.00	40.00	40.00	40.00		$360.00
OpenPhone							$50.00
QCloud	2.94	3.12	3.15	3.43	3.34		$23.84
Roam Research							$45.00
Slack	5.06	8.00	8.75	8.75	8.75		$94.25
Total 6580 Software < $1,000	**1,614.88**	**880.21**	**8,457.47**	**667.59**	**658.26**	**554.14**	**$22,700.04**
Total 6400 Office & Admin Expense	**2,530.07**	**1,305.85**	**8,747.88**	**833.67**	**946.20**	**928.33**	**$30,201.20**
6600 Professional Services & Consul.							$3,062.63
6610 Accounting / Finance	479.00	479.00	479.00	0.00	479.00	479.00	$8,677.00
6640 Legal Fees			2,445.36				$8,036.36
6660 Other Consultants			100.00				$1,106.00
6670 Contractors	14,786.00	23,067.54	48,147.58	26,016.74	39,643.81		$253,672.62
Total 6600 Professional Services & Consul.	**15,265.00**	**23,546.54**	**51,171.94**	**26,016.74**	**40,122.81**	**479.00**	**$274,554.61**
6900 Employee Development							$0.00
6910 Education							$209.96
Total 6900 Employee Development							**$209.96**
8040 Travel & Ent							$0.00
8041 Airfare							$4,485.94
8042 Lodging							$2,339.73
8045 Parking						181.51	$181.51
Meals & Entertainment					93.91	74.91	$168.82
Total 8040 Travel & Ent					**93.91**	**256.42**	**$7,176.00**
Office Supplies & Software					348.95		$348.95
Total Expenses	**$155,315.84**	**$93,892.50**	**$63,031.82**	**$36,416.85**	**$41,515.85**	**$27,140.12**	**$1,074,109.58**
NET OPERATING INCOME	$ -154,901.55	$ -93,444.71	$ -62,435.35	$ -36,016.93	$ -41,142.64	$ -23,433.55	$ -1,062,555.96
Other Income							
7020 Interest Income					0.00		$0.00
Total Other Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**

Stackers Inc.

Profit and Loss

January - December 2022

	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Other Expenses							
Unrealized Gain or Loss	0.00	0.00	0.00	0.00	0.00	0.00	$0.00
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
NET OTHER INCOME	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
NET INCOME	**$ -154,901.55**	**$ -93,444.71**	**$ -62,435.35**	**$ -36,016.93**	**$ -41,142.64**	**$ -23,433.55**	**$ -1,062,555.96**

Stackers Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-646,743.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1280 Prepaid Costs - Stackers, BV	42,031.26
1450 Clearing Account	0.00
2100 Deferred Revenue	-1,670.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**40,361.26**
Net cash provided by operating activities	**$ -606,381.76**
INVESTING ACTIVITIES	
1901 Investment in Subsidiary:Stack, LLC - GE	-3,100.00
1902 Investment in Subsidiary:Stackers, BV - NL	-149,539.32
Net cash provided by investing activities	**$ -152,639.32**
FINANCING ACTIVITIES	
3403 Sharesholder's Contribution:Berlin Innovation Ventures 1 GmbH	600,000.48
3404 Sharesholder's Contribution:Charlie Songhurst	100,000.16
3405 Sharesholder's Contribution:Circlecove Capital, LTD	125,002.46
3406 Sharesholder's Contribution:Givc Tech Limited	150,000.00
3408 Sharesholder's Contribution:Peak Capital IV	24,995.00
3409 Sharesholder's Contribution:Telefonica Open Innovation, S.L.	100,000.16
3410 Sharesholder's Contribution:Zemu Ventures	299,976.00
3411 Sharesholder's Contribution:Seed Round	100,000.00
Net cash provided by financing activities	**$1,499,974.26**
NET CASH INCREASE FOR PERIOD	**$740,953.18**
Cash at beginning of period	188,450.45
CASH AT END OF PERIOD	**$929,403.63**

Stackers Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,062,555.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1280 Prepaid Costs - Stackers, BV	279,486.00
2300 Due to from Transferwise	-132,316.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**147,169.92**
Net cash provided by operating activities	**$ -915,386.04**
FINANCING ACTIVITIES	
3403 Sharesholder's Contribution:Berlin Innovation Ventures 1 GmbH	-10,150.00
Net cash provided by financing activities	**$ -10,150.00**
NET CASH INCREASE FOR PERIOD	**$ -925,536.04**
Cash at beginning of period	929,403.63
CASH AT END OF PERIOD	**$3,867.59**

Consolidated Statement of Equity

		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	
	Common Stock	Series Seed 1	Series Seed			Total Equity
Shares	10,000,000	3,771,778	3,098,650			
Amount	$100	$710,000	$1,500,000			
Par Value Total	$100	$37.72	$30.99			
Additional Paid-in Capital		$709,962.28	$1,499,969.01			
Retained Earnings					($1,030,315.77)	
Net Income (2022)					(-$1,062,555.96)	
Total	$100	$710,000	$1,500,000	$2,209,931.29	(-$2,092,871.73)	$1,327,159.56

STACKERS INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2022

1. ORGANIZATION AND PURPOSE

Stackers Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is pioneering the development of a next-generation web browser tailored for knowledge workers. The primary source of revenue for the Company is derived from the sales of premium membership licenses for its Stack Browser product. In addition to these sales, the Company has received funds from various investment rounds to support its operations and growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the accompanying financial statements are as follows:

a) Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). This includes the accrual basis of accounting, whereby revenues are recognized when earned, regardless of when the payment is received, and expenses are recognized when incurred, not when paid.

b) Fiscal Year

Stackers Inc. operates on a fiscal year that ends on December 31.

c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. However, as of December 31, 2022, the Company did not hold any investments that would qualify as cash equivalents.

d) Revenue Recognition

The Company recognizes revenue from the sales of premium membership licenses upon delivery of the license to the customer, provided that collection is reasonably assured.

e) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates affect the reported amounts of assets,

liabilities, revenue, and expenses, and related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 8, 2023, and has determined that no events have occurred that require adjustment to the financial statements or disclosure in the notes to the financial statements.